As filed with the Securities and Exchange Commission on December 9, 2008
                                                            File No.  333-
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                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

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                                    FORM F-6
             REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933
         For Depositary Shares Evidenced by American Depositary Receipts

                              --------------------

                               SWISS LIFE HOLDING
   (Exact name of issuer of deposited securities as specified in its charter)

                                   SWITZERLAND
            (Jurisdiction of incorporation or organization of issuer)

                                 CITIBANK, N.A.
             (Exact name of depositary as specified in its charter)

                                 399 Park Avenue
                            New York, New York 10043
                                 (212) 816-6690
    (Address, including zip code, and telephone number, including area code, of depositary's principal
                               executive offices)

                 CITIBANK, N.A. - DEPOSITARY RECEIPTS DEPARTMENT
                              388 Greenwich Street
                            New York, New York 10013
                                 (212) 816-6690
  (Name, address, including zip code, and telephone number, including area code of agent for service)

                                   Copies to:
                          Walter G. Van Dorn, Jr., Esq.
                           Thacher Proffitt & Wood LLP
                           Two World Financial Center
                            New York, New York 10281
                                 (212) 912-7400

It is proposed that this filing become effective under Rule 466:
                                          |X|   immediately upon filing.
                                          |_|   on (Date) at (Time).

If a separate registration statement has been filed to register the deposited shares, check the following box: |_|

                         CALCULATION OF REGISTRATION FEE

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                                                      Amount to       Proposed Maximum        Proposed Maximum
              Title of Each Class of                     be          Offering Price Per      Aggregate Offering        Amount of
            Securities to be Registered              Registered             Unit*                  Price**          Registration Fee
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American Depositary Shares each representing         50,000,000             $5.00                $2,500,000              $98.25
one-twentieth of one (1/20) share of common stock,      ADSs
par value 34 CHF each, of Swiss Life Holding
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*     Each unit represents 100 American Depositary Shares.
** Estimated solely for the purpose of calculating the registration fee. Pursuant to Rule 457(k), such estimate is computed on the basis of the maximum aggregate fees or charges to be imposed in connection with the issuance of American Depositary Shares.

                                     PART I

                       INFORMATION REQUIRED IN PROSPECTUS

                              Cross Reference Sheet

Item 1.  DESCRIPTION OF SECURITIES TO BE REGISTERED

                                                                     Location in Form of American
                                                                     Depositary Receipt ("Receipt")
Item Number and Caption                                              Filed Herewith as Prospectus
-----------------------                                              ----------------------------
1.   Name of Depositary and address of its principal                 Face of Receipt - Introductory article
     executive office

2.   Title of Receipts and identity of deposited                     Face of Receipt - Top center
     securities

Terms of Deposit:

       (i)     The amount of deposited securities                    Face of Receipt - Upper right corner
               represented by one American Depositary
               Share ("ADS")

       (ii)    The procedure for voting, if any, the                 Reverse of Receipt - Paragraphs 12, 14 and 17
               deposited securities

       (iii)   The procedure for collecting and                      Face of Receipt - Paragraphs 4 and 8;
               distributing dividends                                Reverse of Receipt - Paragraphs 13, 14 and 17

       (iv)    The procedure for transmitting notices,               Reverse of Receipt - Paragraphs 11 and 12
               reports and proxy soliciting material

       (v)     The sale or exercise of rights                        Reverse of Receipt - Paragraphs 13 and 14

       (vi)    The deposit or sale of securities                     Face of Receipt - Paragraphs 4 and 8;
               resulting from dividends, splits or                   Reverse of Receipt - Paragraphs 13, 14, 16 and 17
               plans of reorganization

       (vii)   Amendment, extension or termination of                Reverse of Receipt - Paragraphs 18 and 19 (no
               the deposit arrangements                              provision for extension)

       (viii)  The rights that holders of Receipts have              Face of Receipt - Paragraph 3
               to inspect the transfer books of the
               Depositary and the list of Receipt
               holders

       (ix)    Any restrictions on the right to                      Face of Receipt - Paragraphs 2, 4, 5, and 6
               transfer or withdraw the underlying
               securities

       (x)     Any limitation on the Depositary's                    Face of Receipt - Paragraphs 1 and 8;
               liability                                             Reverse of Receipt - Paragraphs 12, 15 and 17

3.   Fees and charges that a holder of Receipts may                  Reverse of Receipt - Paragraph 20
     have to pay, either directly or indirectly

Item 2.  AVAILABLE INFORMATION                                       Reverse of Receipt - Paragraph 11

      Based on the reasonable good faith belief of the Depositary, after exercising reasonable diligence, the registrant represents that, as of the date hereof, Swiss Life Holding (the "Company") publishes in English the information contemplated in Rule 12g3-2(b) under the U.S. Securities Exchange Act of 1934, as amended (the "Exchange Act"), on its internet website or through an electronic information delivery system generally available to the public in the Company's primary trading market. As of the date hereof, the Company's internet website is www.swisslife.com/slcom/en/home.html. The information so published by the Company cannot be retrieved from the Commission's internet website and cannot be inspected or copied at the public reference facilities maintained by the Commission.

                                   PROSPECTUS

IN ACCORDANCE WITH GENERAL INSTRUCTIONS III. B OF FORM F-6, THIS PAGE AND THE FORM OF AMERICAN DEPOSITARY RECEIPT ATTACHED AS AN EXHIBIT TO THIS F-6 REGISTRATION STATEMENT CONSTITUTE THE PROSPECTUS RELATING TO THE AMERICAN DEPOSITARY SHARES TO BE ISSUED PURSUANT TO THIS F-6 REGISTRATION STATEMENT.

                                     PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

Item 3. EXHIBITS

            (a) The agreement between Citibank, N.A., as depositary (the "Depositary"), and all holders and beneficial owners from time to time of American Depositary Shares registered hereunder. -- Filed herewith.

            (b) Any other agreement to which the Depositary is a party relating to the issuance of the American Depositary Shares registered hereunder or the custody of the deposited securities. -- None.

            (c) Every material contract relating to the deposited securities between the Depositary and the issuer of the deposited securities in effect at any time within the last three years. -- None.

            (d) Opinion of Thacher Proffitt & Wood LLP, counsel for the Depositary, as to the legality of the securities to be registered. - Filed herewith.

            (e) Certification under Rule 466. -- Filed herewith.

Item 4. UNDERTAKINGS

            (a) The Depositary hereby undertakes to make available at the principal office of the Depositary in the United States, for inspection by holders of the Receipts, any reports and communications received from the issuer of the deposited securities which are both (1) received by the Depositary as the holder of the deposited securities, and (2) made generally available to the holders of the underlying securities by the issuer.

            (b) The Depositary undertakes to prepare a separate document stating the amount of any fee charged and describing the service for which it is charged and to deliver promptly a copy of such fee schedule without charge to anyone upon request. The Depositary undertakes to notify each registered holder of a Receipt thirty days before any change in the fee schedule.

                                   SIGNATURES

      Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that all the requirements for filing on Form F-6 are met and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of New York, State of New York, on December 9, 2008.

                                 Legal entity created by the agreement set forth in the American Depositary Receipts evidencing American Depositary Shares representing shares of common stock, par value 34 CHF each, of Swiss Life Holding

                                 CITIBANK, N.A., as Depositary


                                 By: /s/ Richard Etienne
                                     -------------------------
                                     Name:  Richard Etienne
                                     Title: Vice President

                                Index of Exhibits

                                                                  Sequentially
Exhibit                Document                                   Numbered Page
-------                --------                                   -------------

  (a)                  Form of ADR

  (d)                  Opinion of Counsel to the Depositary

  (e)                  Rule 466 Undertaking